FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  30 April 2007


                               File no. 0-17630


                               Total Voting Rights



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Total Voting Rights



                CRH plc ("the Company") Voting Rights and Capital

                             -----------------------


In conformity with the Transparency Directive the Company notifies the market of the following:


The total number of Ordinary Shares of EUR0.32 each in issue as at the date of this notice is 543,473,333. Each Ordinary Share carries one vote. The Company holds no Treasury Shares.

The total number of voting rights is, therefore, 543,473,333.

The above figure (543,473,333) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the FSA's Disclosure and Transparency
Rules.


30th April 2007





Contact
Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 April 2007


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director